January 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	VerifyMe, Inc. Request for Acceleration of Effective Date Registration Statement on Form S-3 File No. 333-251837

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, VerifyMe, Inc. (the “Registrant”) hereby requests that the effective date of the above referenced Registration Statement on Form S-3 filed by the Registrant with the U.S. Securities and Exchange Commission be accelerated so that the same may become effective at 4:30 p.m., Eastern time, on Friday, January 8, 2021, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Alexander R. McClean, Esq. of Harter Secrest & Emery LLP via telephone at (585) 231-1248 or via email at amcclean@hselaw.com.

Very truly yours,

VerifyMe, Inc.

By:	/s/ Patrick White
Patrick White
President and Chief Executive Officer